SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

DNB Financial Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

233237 10 6

(CUSIP Number)

J. Abbott R. Cooper

CT Opportunity Partners I LP

203 Colony Road

Jupiter, FL 33469

917-744-7758

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233237106

1	Name of Reporting Person CT Opportunity Partners I LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 256,945

	8	Shared Voting Power 0

	9	Sole Dispositive Power 256,945

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 256,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.95%*

14	Type of Reporting Person (See Instructions) PN

*

The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person CT Opportunity Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 256,945*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 256,945*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 256,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.95%**

14	Type of Reporting Person (See Instructions) OOO (Limited Liability Company)

*	Solely in its capacity as general partner of CT Opportunity Partners I LP. CT Opportunity Management LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.
**

The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person Driver Management Company LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 23,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.53%*

14	Type of Reporting Person (See Instructions) OOO (Limited Liability Company)

*

The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person J. Abbott R. Cooper

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,000*

	8	Shared Voting Power 256,945*

	9	Sole Dispositive Power 23,000*

	10	Shared Dispositive Power 256,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 279,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.49%**

14	Type of Reporting Person (See Instructions) IN

*

Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 256,644 shares as one of the two controlling persons of CT Opportunity Management LLC.  Mr. Cooper may be deemed to beneficially own and have sole voting and dispositive power over 23,000 shares as the controlling person of Driver.  Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**

The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person John B. Thompson II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 256,945*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 256,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 256,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.95%**

14	Type of Reporting Person (See Instructions) IN

*

Mr. Thompson may be deemed to beneficially own these shares as one of the two controlling persons of CT Opportunity Management LLC.  Mr. Thompson disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**

The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

This amendment No. 2 to Schedule 13D (this “Amendment No. 9”) relates to the Schedule 13D filed on January 17, 2019 (as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”) by (a) CT Opportunity Partners I LP, a Delaware limited partnership, (b) CT Opportunity Management LLC, a Delaware limited liability company, (c) Driver Management Company LLC, a Delaware limited liability company, (d) J. Abbott R. Cooper, citizen of the United States of America, and (e) John B. Thompson II, a citizen of the United States of America, relating to the common stock, par value $1.00 per share (the “Common Stock”), of DNB Financial Corporation, a Delaware corporation (“DNB” or the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

Item 4.                                  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

During the month of February, the Reporting Persons have had several discussions with the Issuer regarding the Reporting Persons’ request that the Issuer’s board immediately engage a qualified financial advisor and, with the advice and assistance of such advisor, solicit acquisition proposals for the Issuer.  Those discussions covered, among other items, procedures for sharing information with the Reporting Persons, the advisability of adding shareholder representation to the Issuer’s board in connection with these matters and the qualifications and experience of particular financial advisors.

During these discussions, the Reporting Persons have received from the Issuer confidential information that the Reporting Persons believe is material and of interest to all shareholders. The Reporting Persons urge the Issuer to publicly disclose such information for the benefit of all shareholders.

The Reporting Persons have also urged the Issuer’s board to engage advisors that are well known for their expertise in advising publicly traded community banking organizations of similar size to the Issuer in sale transactions and that have significant recent experience with such transactions.

The Reporting Persons have also sent the Issuer’s board an additional letter (the “February 26 Letter”) asking the Issuer’s board to clarify the reasons for paying Mr. Liuzzi a “change of control” payment when no change of control appeared to occur.  The Issuer has not responded to the February 26 Letter and, to the Reporting Persons’ knowledge, has failed to form a committee of independent directors to investigate this payment and related disclosure.  The February 26 Letter is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Item 7.   Exhibits

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons, dated January 18, 2019

Exhibit 99.2	January 22 Letter

Exhibit 99.3	January 29 Letter

Exhibit 99.4	January 30 Letter

Exhibit 99.5	February 26 Letter

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2019

CT Opportunity Partners I LP

By:	CT Opportunity Management LLC, its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	President

CT Opportunity Management LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	President

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Manager

By	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

By	/s/ John B. Thompson II
John B. Thompson II